

# A Century of Experience and 21st Century Banking Solutions

Just the Bank You Would Imagine.



# FORWARD-LOOKING STATEMENTS

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," "anticipate" or other statements concerning opinions or judgments of American National and its management about future events. The forward-looking statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate under the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements. American National does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.



# We Are…

 Conservative
- Stringent underwriting
- Strong capital

 Consistent
- 104 years of tradition
- Deep management team
- Strong, experienced board of directors
- Ability to execute

 Shareholder focused
- Exceptional dividend
- Prudent growth
- Good stewards of capital
- NASDAQ Global Select
- Russell 3000 Index

## Just the Bank You Would Imagine.



# SEASONED MANAGEMENT

| Name | Position | Age | Years of Experience | Years w/ AMNB |
|------|----------|-----|---------------------|---------------|
| **Executives:** | | | | |
| Charles H. Majors | Executive Chairman | 67 | 20 | 20 |
| Jeffrey V. Haley | President & CEO | 53 | 16 | 16 |
| William W. Traynham Jr. | Chief Financial Officer | 58 | 24 | 4 |
| Dabney T.P. Gilliam Jr. | Chief Administrative Officer | 59 | 28 | 13 |
| R. Helm Dobbins | Chief Credit Officer | 62 | 35 | 10 |
| S. Cabell Dudley | Chief Banking Officer - Va. | 67 | 44 | 7 |
| Charles T. Canaday Jr. | Chief Banking Officer - N.C. | 52 | 29 | 2 |
| H. Gregg Strader | EVP - Strategic Initiatives | 55 | 32 | |
| | Average | 59 | 29 | |



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# SIGNIFICANT RECENT ACCOMPLISHMENTS

- Integrated our new North Carolina offices into our organization and culture

- Converted the entire bank to a new and robust management information system

- Dealt efficiently and effectively with all credit issues brought over from the MidCarolina merger

- Operated the combined organization successfully during these difficult economic times

- Trailing four quarters EPS $2.03

- Completed transition to new Chief Executive Officer



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# Q2 – 2013 HIGHLIGHTS

- Diluted EPS - $0.53

- NPAs to total assets 0.88% vs. 0.99% Q2 2012

- Dividend – $0.23 paid in Q2
  - Paid $0.92 full year for 2012



# CAPITAL LEVELS

History of maintaining a strong capital position

– We did not need to apply for TARP

| | AMNB 10-year Average | Q2 2013 |
|---|---|---|
| Tangible Common Equity / Tangible Assets | 10.29% | 9.60% |
| Leverage Ratio | 11.89% | 11.67% |
| Tier 1 Risk-based Ratio | 16.25% | 16.32% |
| Total Risk-based Ratio | 17.50% | 17.57% |



Source: SNL Financial, Company filings

# NATIONWIDE MRQ COMPARISON



**Nationwide Public Banks and Thrifts**

*Performance*     *Asset Quality*     *Capital*     *Returns*

75ᵗʰ Percentile

50ᵗʰ Percentile

25ᵗʰ Percentile

AMNB (1.38%)
AMNB Core (0.91%)
Peers (0.68%)

AMNB (4.16%)
Peers (3.82%)
AMNB Core (3.47%)

AMNB (52.3%)
AMNB Core (62.1%)
Peers (68.4%)

AMNB (1.54%)
Peers (3.24%)

AMNB (0.68%)
Peers (4.60%)

AMNB (9.6%)
Peers (8.7%)

AMNB (17.3%)
Peers (14.5%)

AMNB (4.0%)
Peers (0.5%)

CoreROAA (%) | NIM (%) | Efficiency Ratio (%) | NPAs / Loans + OREO (%) | Cycle to Date Charge Offs (%) | TCE/TA (%) | Total Capital (%) | Div Yield (%)

Source: SNL Financial and Company filings; Market data as of 6/30/2013
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Core ROAA excludes extraordinary items, nonrecurring items, gains / losses on sales of securities and amortization of intangibles
AMNB core calculation excludes accretion of fair market value adjustment from the MidCarolina transaction
Cycle to date net charge offs as of 12/31/2008

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# DIVIDENDS

## History of strong dividends



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# TOTAL RETURN



**AMNB Return Relative to Major Indices**

Source: Factset Research Systems; Market data as of 7/17/2013
AMNB total return assumes reinvestment of dividends

# Financial Performance



# HISTORICAL PROFITABILITY



Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
AMNB data as of 6/30/2013
★ AMNB core calculation excludes accretion of fair market value adjustments from the MidCarolina transaction

# DIVERSE REVENUE STREAM

## Noninterest Income

- Trust & Investment Services
- Brokerage
- Secondary Mortgage
- Title Insurance
- Bankers Insurance

## Trust and Investment Services

- Organized in 1927
- Offices in Danville, Martinsville, Lynchburg
- Assets: $586 million
- Customers: individuals, businesses, foundations and non-profits
- Serve clients locally and abroad
- Priorities:
  - Trust administration
  - Investment management
  - Estate settlement
  - Retail brokerage
- Excellent equity performance

## Trust Assets ($ in millions)



- 2010: $417
- 2011: $531
- 2012: $541
- 2013Q2: $586

# LOAN PORTFOLIO

## June 30, 2013 - $794 million



## June 30, 2013 – CRE



- Granular portfolio
- Highly diversified
- Top 10 relationships combine for $83 million or 10% of total loans
  - Largest total relationship of $14 million
  - Legal lending limit > $20 million

- Average commercial credit size of $421,903
- Average life: 2.1
- Modified duration: 1.8
- The sweet spot: $500,000 - $1 million

Source: SNL Financial and Company filings
Note: Average life and modified duration from AMNB internal IRR modeling for Q1 2013.

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# UNDERWRITING PROCESS

- Culture

| FORMER | CURRENT |
|--------|---------|
| Quality | Quality |
| Rate | Volume |
| Volume | Rate |

- Collaborative

- Offensive / Defensive
  - Relationship pricing

- Strong asset quality review process



# SUPERIOR ASSET QUALITY

≈ Exceptional performance through cycle

≈ Increased NPA levels are due to acquired MidCarolina credits

- Fully marked and moving through the resolution process



Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Note: NPAs include nonaccrual loans, accruing TDRs and OREO

# DEPOSIT PORTFOLIO





≈ Legacy markets provide a stable source of low-cost core deposits

≈ Average life 4.7

≈ Modified duration 4.2

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Note: Average life and modified duration from AMNB internal IRR modeling for Q1 2013.

# SECURITIES PORTFOLIO



Corporate 4%

Federal agencies and GSEs 16%

Mortgage-backed and CMOs 23%

State and municipal 57%

## Portfolio Highlights

- Minimal credit risk; minimal duration risk
  - Average life 3.6
  - Modified duration 3.4

- High quality
  - $340.1 million AFS securities portfolio
  - All above investment grade
  - Municipal portfolio with very high credit quality and wide geographic dispersion
  - No investments are classified

- Strong source of liquidity

Source: SNL Financial and Company filings
Note: Average life and modified duration from AMNB internal IRR modeling for Q1 2013.

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- 16 banking offices in Virginia

- 9 banking offices in North Carolina

- Ranked #2 in the Danville MSA with 29% market share

- Ranked #3 in the Burlington MSA with 15% market share



Source: SNL Financial and MapInfo; Market share data as of June 30, 2013
Shaded area for MidCarolina represents Burlington, Durham, Greensboro, Raleigh, and Winston-Salem MSAs

# OPPORTUNISTIC ACQUISITION STRATEGY



- Fair value accounting changed the game

- Capital is necessary to be a player

- Focused on growth markets in NC and VA

- Characteristics of targets:

    - $250 million-$1 billion size
    - EPS accretion

    - Practical assimilation
    - Maintenance of strong capital levels

    - Manageable credit issues

    - Identifiable synergies for savings

    - Compatible cultures

- Our credit culture will be maintained

# AMNB ACQUISITION CYCLE



| | |
|---|---|
| **Phase I** | ⇜ Identify targeted markets with strong economic growth prospects<br>   - Active calling in adjacent markets<br><br>⇜ Prioritize and perform diligence on institutions that are financially attractive <u>and</u> culturally compatible |
| **Phase II** | ⇜ Negotiate the transaction<br><br>⇜ Announce and close |
| **Phase III** | ⇜ Integrate the target<br>   - Systems conversion - Synergies<br>   - Cultural assimilation - Customer retention<br>⇜ Focus on remediation of target portfolio |
| **Phase IV** | ⇜ Transition from remediation to growth and new production |

**Identify** ▶ **Acquire** ▶ **Integrate** ▶ **Clean-up** ▶ **Grow**

# OUR FOCUS

- Fortress-like balance sheet
  - Exceptional asset quality
  - Low-risk investment portfolio
  - High liquidity
  - Capital strength

- Disciplined growth
  - Organic
  - External
- Strong earnings stream
- Imagination

